UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-42485

COLUMBUS ACQUISITION CORP
(Exact name of registrant as specified in its charter)

14 Prudential Tower, Singapore 049712

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Units, each consisting of one Ordinary Share, $0.0001 par value, and one Right to acquire one-seventh (1/7) of one Ordinary Share

Ordinary shares, par value $0.0001 per share

Rights, each whole right to acquire one-seventh (1/7) of one Ordinary Share

(Title of each class of securities covered by this Form) None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date:

Units, each consisting of one Ordinary Share and one Right to acquire one-seventh of one Ordinary Share upon the consummation of an initial business combination: 0

Ordinary Shares, $0.0001 par value per share: 1

Rights, each whole right to acquire one-seventh (1/7) of one Ordinary Share upon the consummation of an initial business combination: 0

Pursuant to the requirements of the Securities Exchange Act of 1934, Columbus Acquisition Corp has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: October 23, 2026	COLUMBUS ACQUISITION CORP

	By:	/s/ Carlos Moreira
	Name:	Carlos Moreira
	Title:	Sole Director